July 30, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Reference Number: 200707029 Via Federal Express (791731708080)

RE:	Smart Online, Inc.

Dear Ms. Jacobs:

On July 30, 2007, you had a telephone conversation regarding the above-referenced filing by Smart Online, Inc. (the “Company”) with the Company’s outside legal counsel, Margaret Rosenfeld of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., and Nicholas A. Sinigaglia and James W. Gayton, the Company’s Chief Executive Officer and Corporate Counsel, respectively. In our response to your July 27, 2007 comment letter, the Company added the name of the natural person who exercises voting and investment control over the shares of the Company’s stock held by Berkley Financial Services, Ltd. The remaining comments in your letter were addressed during your phone conversation and no additional changes were made.

The Company has also been working with various states in addressing comments made under certain “blue sky” laws. Certain changes in disclosures have been made to satisfy these states’ requirements.

Therefore, the Company is filing herewith Amendment No. 3 to the Registration Statement on Form S-1/A (File No. 333-141853). This amendment also includes other minor revisions to update the information in the Registration Statement as of a more current date.

We are aware of our responsibilities under the Securities Act of 1933, as amended and the Securities Act of 1934, as amended, as they relate to this offering of securities. We acknowledge that the disclosure in the filing is our responsibility. We acknowledge that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.

If we can be of further assistance in facilitating your review of the Registration Statement, as amended, please do not hesitate to contact me by phone (919) 765-5000 or email (Michael.Nouri@SmartOnline.com).

Very truly yours, /s/ Dennis Michael Nouri Dennis Michael Nouri President and Chief Executive Officer

Enclosures

Cc:	Hugh Fuller James W. Gayton, Esq. Margaret N. Rosenfeld, Esq.